December 13, 2007

Paul Caldarelli, Esq.
ING U.S. Legal Services
7337 East Doubletree Ranch Road
Scottsdale, Arizona 85258

Re: ING Infrastructure Development Equity Fund
        File Nos. 333-147343 and 811-22144

Dear Mr. Caldarelli:

        On November 13, 2007, you filed a registration statement on Form N-2 for ING
Infrastructure Development Equity Fund in connection with a proposed offering of
common shares. For convenience, we generally organized our comments using headings,
page numbers, and defined terms from the registration statement.

Prospectus

Cover Page

1. The disclosure states that the fund will invest at least 80% of its assets in the equity
    securities of Infrastructure Development Companies, which are defined as companies
    that may benefit from the building, renovation, expansion and utilization of
    infrastructure. Infrastructure is described as a diverse economic sector comprised of
    the following industries and/or sectors: power, construction, materials,
    communications, transportation, and food and water. Please revise the 80% policy
    above to state that the fund will only invest in companies that devote at least 50% of
    its assets to, or derive at least 50% of its revenues or profits from, activities in the
    relevant infrastructure related industries and/or sectors. Alternatively, please explain
    to us how the fund's investments in companies that do not meet the criteria above
    (i.e., companies that may benefit from the building, renovation, expansion and
    utilization of infrastructure) will expose the fund to the economic fortunes and risks
    of infrastructure industries and/or sectors. In addition, provide support for your view
    that **food** is an appropriate industry and/or sector of infrastructure. **See** Investment
    Company Act Release No. 24828 (Jan.17, 2001).

2. Please delete the line item **Estimated offering expenses** from the pricing table.
    Alternatively, please explain to us how inclusion of the line item is consistent with
    the requirements of Form N-2. **See** Item 1.g and related Instructions 2 and 3 to Form
    N-2.

Prospectus Summary, pages 3- 4

3. Disclosure in the first sentence of the section *Equity Portfolio* states that the fund will invest at least 80% of its managed assets in the equity securities of, or derivatives linked to the equity securities of Infrastructure Development Companies. Please explain to us why it is appropriate to include such derivatives within the 80% basket. **See** Investment Company Act Release No. 24828 (Jan.17, 2001) (providing that a synthetic instrument may be included in the 80% basket "if it has economic characteristics similar to the securities in that basket").

4. Please revise the second paragraph of the section *Options Strategy* to clarify that the fund's strategy of writing call options on a portion of its equity portfolio is designed to achieve gains and is not designed to achieve current income.

Summary of Fund Expenses, page 15

5. Disclosure earlier in the prospectus states that the fund may invest in other investment companies, including exchange-traded funds. Please add a line item in the fee table estimating the expenses of the fund's anticipated investments in other investment companies. **See** Instruction 10 to Item 3.1 of Form N-2.

6. Please delete the line item **Total Net Operating Fund Expenses**, or alternatively, add a footnote describing any written contractual agreement to waive or reduce the fund's **Total Operating Expenses**.

7. Please revise this section so that all the footnotes to the fee table immediately follow the example. In addition, move the paragraph immediately following the footnotes either to the front of the table or after the example. **See** Item 3.1 of Form N-2.

Distributions, page 37

8. The first sentence states that the fund intends to make quarterly distributions to Common Shareholders. Please furnish us with a representation that the fund will disclose estimates of the tax characterizations of its quarterly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the fund's distributions in its semi-annual reports will alert shareholders to potential year-end tax consequences.

9. Please inform us whether the fund intends to report distribution yield. If the fund intends to report distribution yield at any point prior to finalizing its tax figures, the fund should estimate the portion of the distribution yield that results from return of capital and exclude this amount from the distribution yield. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Statement of Additional Information

Compensation Structure of Portfolio Manager, page 20

10. Please revise the disclosure in the first paragraph to identify the benchmarks and relevant peer groups against which the performance of the portfolio manager accounts are measured. **See** Item 21.2 of Form N-2.

General Comments

11. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

12. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

13. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

14. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

15. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

16. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*　　*　　*　　*　　*

Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel